Celsion Corporation

997 Lenox Drive, Suite 100

Lawrenceville, NJ 08648

VIA EDGAR

November 26, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Paul Fischer

Re:	Celsion Corporation Acceleration Request for Registration Statement on Form S-1 File No. 333-234603

Dear Mr. Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Celsion Corporation (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 27, 2019 at 4:00 p.m., Eastern Time, or at such later time as the Company or its counsel, Goodwin Procter LLP, may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Sam Zucker at (650) 752-3232. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Sam Zucker, by email to szucker@goodwinlaw.com.

If you have any questions regarding this request, please contact Sam Zucker of Goodwin Procter LLP at (650) 752-3232.

Sincerely, CELSION CORPORATION

/s/ Michael H. Tardugno
Michael H. Tardugno Chief Executive Officer

cc:	Jeffrey W. Church (Celsion Corporation)
Sam Zucker (Goodwin Procter LLP)